Lead investor: Brandon Howard

Investing $1K this round

"We've chosen to invest in Mainstem Malt because they are the only business that we have seen giving us access to a major goal as a craft whiskey producer: complete supply chain transparency. What Mainstem Malt is currently building is the missing link in the world of craft beer and spirits - a base material that matches the ethos of the industry. It is not enough, as a craft producer to simply use commodity malts. We value the importance of our "craft" product not being considered so simply because we produce on a smaller scale; we feel that it is important to lead the way in procuring better, more regional, and more responsible ingredients in our processes.

While there are other craft maltsters in the industry, none has developed such an intentional and ambitious brand with such broad vision. There is a lot of opportunity beyond a small Northwest niche. Plans for further partnerships with other malt houses and strong relationships with exciting brands make Mainstem a clear leader in the industry.

Long term, we see the growth of Mainstem Malt significant. Not only do they allow businesses like ours to create the products with the integrity we strive for, but there end consumer engagement will push for further expectations from larger craft producers in the industry. It is a clever bottom up approach, and when consumers begin expecting salmon safe and supply chain transparencies from larger producers, Mainstem Malt will be an easy and visible option."